Morgan Stanley Select Dimensions Investment Series -
Flexible Income Portfolio (the "Fund")

Exhibit 77D

The Fund may enter into cross currency hedges, which involve the sale of one currency against the positive exposure to a
different currency.  Cross currency hedges may be used for
hedging purposes or to establish an active exposure to the
exchange rate between any two currencies.  For cross
currency hedges, there is an additional risk to the extent
that these transactions create exposure to currencies in
which the Fund's securities are not denominated.